Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

March 26, 2024

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 146 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 22, 2024, with respect to the Amendment and the Trust’s proposed new series, the Carbon Collective Short Duration Green Bond ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Fees and Expenses of the Fund

1.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

Principal Investment Strategies

2.	Please clarify the meaning of the following sentence: “The Fund’s portfolio will generally maintain an average duration of fewer than 5 years and will comprise bonds that collectively will have a weighted-average investment grade rating.” Is there an easier way to convey the concept to investors?

Response: The Trust confirms that the Prospectus has been revised to clarify and simplify the foregoing sentence.

3.	In correspondence, please tell us more about the self-label process under the ICMA guidelines or the CBS. For example, do any independent bodies review or monitor compliance?

Response: The ICMA guidelines, such as the Green Bond Principles (GBP) or “Sustainability Bond Guidelines (SBG), are a “collection of voluntary frameworks with the stated mission and vision of promoting the role that global debt capital markets can play in financing progress towards environmental sustainability”. The GBP recommends a process and disclosure for issuers emphasizing transparency, accuracy, and integrity of information.

This process consists of four core components for alignment with the GBP:

A.	Use of Proceeds
B.	Process for Project Evaluation and Selection
C.	Management of Proceeds
D.	Reporting

As well as two recommendations to issuers for heightened transparency:

A.	Green Bond Frameworks
B.	External Reviews

Each issuer publishes a Green Bond Framework to explain the alignment of its Green Bond program with the four core components of the GBP. The GBP recommends that issuers appoint (an) external review provider(s) to assess through a pre-issuance external review the alignment of their Green Bond or Green Bond Framework with the four core components of the GBP. Post issuance, it is recommended that an issuer’s management of proceeds be supplemented by the use of an external auditor or other third party to verify the internal tracking and allocation of funds from the Green bond proceeds to eligible Green Projects.

A CBS certification requires companies issuing a green-labeled bond under the CBS to be assessed by a network of Climate Bonds Approved Verifiers to ensure the integrity and credibility of the certification process.

4.	Please clarify whether green bonds are repaid solely from the projects they finance and, if so, how that impacts credit risk.

Response: Green bonds can be repaid by the issuer from any number of sources that are not limited to the projects they finance. For example, an issuer can raise debt or equity or use cash on hand to repay its green bond. A green bond ranks equally to a non-green bond of the same issuer with the same seniority.

5.	Please disclose how Artesian determines whether a company has a “strong business profile.”

Response: The Trust confirms that the disclosure addressing the foregoing has been added to the Prospectus.

6.	Please disclose what a “BBB” rating is equivalent to.

Response: The Trust confirms that the foregoing disclosure has been added to the Prospectus.

Principal Investment Risks

7.	For the Prepayment Risk and Extension Risk disclosure, please remove any repetitive sentences.

Response: The Trust confirms that the repetitive sentences have been removed.

8.	For the “Green” Bond Investment Consideration Risk, with a view to improved risk disclosure, is there a risk that green bond proceeds are reallocated to other projects? Or, is this typically addressed in the bond indenture?

Response: The Trust confirms that such risk disclosure has been bolstered in Item 9 accordingly.

Additional Information About the Fund

9.	Please include a brief example of what duration is in the prospectus. For example, a duration of three means that a securities price would be expected to decrease by approximately three percent with a one percent increase in interest rates.

Response: The Trust confirms that an example of duration has been added to the prospectus.

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If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Tidal Investments LLC

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Appendix A

Carbon Collective Short Duration Green Bond ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses [2]	0.00%
Total Annual Fund Operating Expenses	0.50%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$160

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